Fraser and Company LLP
Barristers & Solicitors
Suite 1200, 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791

November 14, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:   H. Christopher Owings, Assistant Director

Dear Sir:

Re:	Banner Resources Inc. (the "Company") Amendment No. 1 to Registration Statement on Form SB-2 Filed November 14, 2005 Response to Comment Letter dated October 25, 2005 File No. 333-128586

On behalf of Banner Resources Inc., we are submitting Amendment No. 1 to a Registration Statement on Form SB-2 that is responsive to your comment letter dated October 25, 2005.

We have repeated the comments from your letter dated October 25, 2005 below, followed by our responses to your comments. The page numbering below refers to the same page numbers of Registration Statement filed herein.

Please address any SEC staff comments to our office.

General
1.

We note that you have provided in several sections of your prospectus repetitive disclosures. For example, your disclosures "Proposed Business", "Acquisition of Chita Claims", "Location and Access" and "Physical Features" contain repetitive and overlapping information. Please revise throughout your prospectus to delete repetitive disclosures and to provide a concise, but thorough, presentation of the information in a logical order.

Ans:	Revisions have been made as requested.
Prospectus Cover Page
2.

Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not file an application to be quoted.

Ans:	Disclosure on the cover page and throughout the prospectus have been revised as requested.
Prospectus Summary, page 5
3.	Prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.
Ans:	A paragraph has been added to the prospectus summary as requested.
4.

We note that on page 13 you state that if you find mineralized material that you intend to raise additional capital to determine if development of the property for mining operations is warranted. Please expand you summary to include this fact.

Ans:	Revisions have been made to the prospectus summary as requested.
5.

Also, expand this section to clearly state your mineral claims will expire on July 25, 2006 unless extended by performing approximately $11,600 in work on the claims. In addition, disclose that you have royalty obligations to meet in order to avoid forfeiting your mineral claims to the prior owner.

Ans:	Revisions have been made to the prospectus summary as requested.
6.

We note your statement that you will update your registration statement during the term of the offering. Expand your disclosure to also state that you will have continuing disclosure obligations under the Securities Exchange Act of 1934.

Ans:	Revisions have been made to the prospectus summary as requested.
The Offering of 3,000,000 shares by Banner, page 5
7.

Please revise here and in your selling shareholders offering disclosure to include the disclosure that your stock will be considered penny stock and the impact of your stock being considered penny stock.

Ans:	Revisions to the offering disclosure and selling shareholders offering disclosure have been made as requested.
Risk Factors, page 9
8.

In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

a. "Our directors and officers shall be indemnified..." page 8

b. "As we will be subject to compliance with government regulations..." page 8

c. "Because there is no public trading market for our common stock..." page 9

In addition, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, "You have no benefit of an underwriter's ...." page 11 and "Possible depressive effect..." on page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Ans:

The risk factors are re-arranged according to importance to shareholders.

Risk factor "Our directors and officers shall be indemnified..." has not been deleted as not all companies indemnify their directors and officers and management believes the risk is material.

Risk factor "As we will be subject to compliance with government regulations..." has been deleted.

Risk factor "Because there is no public trading market for our common stock..." has been reworded as management believes this risk is material.

Native Land Claims
9.	We note your disclosure of the possibility of native land claims affecting title to your mineral claims. This appears to be a material risk to your company and should be addressed by a risk factor.
Ans:	This risk factor has been amended with underlining of heading paragraph, and displayed as a separate risk factor.
Use of Proceeds, page 12
10.

You state that there is no minimal amount you will raise. Please revise to clearly state your planned business operations if you sell less than 25% of the offering. How will this scenario affect your operations and do you have other sources of financing?

Ans:	This paragraph has been revised as requested.
Determination of Offering Price, page 14
11.

Please revise to more clearly disclose how you determined the offering price. The existing disclosure states that it was arbitrarily determined. Please clarify what factors you considered in setting your offering price. For example, disclose whether your recent private placements contributed to your offering price determination, the amount of funds you will need to properly capitalize your business efforts or any other factors that were considered.

Ans:	This paragraph has been revised as requested.
Selling SecurityHolders, page 16
12.

We note that you have listed the beneficial owners of the securities indicated. Please more clearly disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by each selling security holder. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

Ans:

To the best of the knowledge of management of the Company, the beneficial owners listed in the Selling Security Holders table are the beneficial owners as interpreted by Interpretation I.60 of Telephone Interpretation Manual (July 1997), and the persons who have voting or investment control over the company's securities that the entity owns, as interpreted by Interpretation 4S of Regulation S-K of March 1999 Supplement to Telephone Interpretation Manual.

Plan of Distribution, page 18
13.

Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Ans:	This paragraph has been added to the beginning of section Plan of Distribution as requested.
14.

In addition to clarifying that a market maker must file an application on your behalf in order to make a market for your common stock, please discuss how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Ans:	This paragraph has been added to the section Plan of Distribution as requested.
Shares Offered by Selling Shareholders, page 21
15.

Please revise to explain that the selling security holders may sell their shares in privately negotiated transactions by means of Rule 144 or other available exemption, and briefly explain how Rule 144 works.

Ans:	The paragraph has been revised as requested.
Executive Officers and Directors, page 25
16.

We note that you have provided a general description of the business experience of Messrs. Disher and Krause. In accordance with of Item 401 of Regulation S-B, please provide more specifically the last 5 years of business experience for Messrs. Disher and Krause.

Ans:	This paragraph has been revised as requested.
17.

We note that certain of your disclosures are as of March 31, 2005, instead of June 30, 2005. Please revise your disclosures for your next amendment to present information such as Executive Compensation on pages 24 and 25 as of June 30, 2005, or the most recent quarterly reporting period.

Ans:	The compensation table has been revised as requested.
Description of Securities, page 27
18.

You state that the common stock upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable. This is a legal conclusion that only your counsel may make. Please revise.

Ans:	This sentence has been deleted.
Certain Relationships and Related Party Transactions, page 30
19.

Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Disclose the business purpose of the transactions. Further, please file any agreements as an exhibit.

Ans:

The third paragraph of section Certain Relationships and Related Party Transactions has been revised with respect to services to be provided by unaffiliated third parties. The business purpose of all four paragraphs in this section has originally been stated. There is no additional agreements to be filed.

Business, page 30
20.	Please include a discussion in your disclosure concerning the limits on the amount of time your officers and directors have to spend on your business affairs and operations.
Ans:	A paragraph has been added to section Business as requested.
21.

In your disclosure you have provided a glossary of industry specific jargon. Please revise your disclosure to eliminate the glossary. In addition, please revise your disclosures to avoid the use of jargon and where you determine you can not avoid using jargon, please provide the context for these terms so a reader not familiar with your industry can understand your use of these teens. For example, in your Geology disclosure on page 36 you use the terms ppm u and IP halo.

Ans:	Section Business has been revised accordingly.
Plan of Operations, page 39
22.

Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, you could discuss whether the recent increases in fuel prices will increase your cost of exploration. Please revise to discuss any known trends or uncertainties. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Ans:	The Company has not had revenues from operations since its inception, therefore Item 303(b) of Regulation S-B does not apply to the Company.
Liquidity and Capital Resources, page 40
23.

In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that in now required by Item 303(a)(4) of Regulation S-B. If there are none, please state this in your revised disclosures.

Ans:	There are none and a paragraph has been added to section Liquidity and Capital Resources
Consolidated Financial Statements
General
24.	Please revise your presentation to update your financial statements to comply with the requirements of item 310(g) of Regulation S-B.
Ans:	The Company believes the financial statements presently included in the SB-2 is in compliance with item 310(g) of Regulation S-B.
Consolidated Statement of Operations, page F-3
25.	Please separately disclose the amount of expenses included in each line item that you paid using shares of your common stock for each period presented.
Ans:	The only expense that was paid for with common stock relates to the acquisition of the mineral claims. This is disclosed in Consolidated Statements of Cash Flows page F-4.
26.	Please revise to include weighted average number of shares as of June 30, 2005. Refer to SFAS 128.
Ans:	The Company believes the information presented includes weighted average number of shares as of June 30, 2005.
Notes to the Consolidated Financial Statements
Note 1. Exploration Stage Company, page F-6
27.

We note your disclosure regarding the continuation of the Company as a going concern. Your current disclosure suggest that perhaps your only plan to implement your business plan is to raise capital through an offering even though there is not guarantee such offering will be successful. Section 607.02 of the financial reporting codification requires appropriate and prominent disclosure of a registrant's financial difficulties and viable plans to overcome such difficulties. Please indicate whether these are management's sole plans with respect to alleviating substantial doubt regarding you continuing as going concern and ensure that all bullet points contained in AU 341.10 have been addressed including possible discontinuance of operations.

Ans:

Management of the Company advises that these are management's sole plans with respect to alleviating substantial doubt regarding the Company continuing as a going concern. Management is presently considering other options and if it comes to a conclusion, it will amend its disclosures accordingly.

Note 2. Summary of Significant Accounting Policies, page F-6
General
28.

We note that you disclose in your statement of changes in stockholders' deficit amounts for donated services. Please disclose your accounting policy used to determine these amounts, including the method used to calculate the amount of donated services.

Ans:	The services are valued at fair value.
Note 3. Mineral Properties, page F-8
29.

You disclose your acquisition of a 100% interest in seven mineral claims consisting of 70 mineral claim units located in Clinton Mining Division, British Columbia, Canada for 320,000 shares of your common stock. Please disclose your purchase price allocation of the cost of the assets acquired. Please also explain to us the nature and terms of the 2.5% royalty fee and who it is payable to and your accounting treatment for these fees at the time of acquisition of the assets and your basis in GAAP for this treatment. Further, please also provide us support for your accounting treatment of the contingent consideration of $25,000 annual advance royalties commencing February 1, 2008. Is the $25,000 a fixed amount, or will the amount of the fee vary according to revenue volume or another similar operating measure? How long will you have to pay the $25,000 fee and does the annual fee effectively represent a compensation arrangement for the prior owner of the mineral claims? Explain to us how these royalties differ from the 2.5% Net Smelter Return royalty. Tell us your calculation of the total cost of the acquired assets and why. Refer to paragraphs 20 through 23, and paragraphs 25 through 28 of SFAS 141.

Ans:

There is only one asset being purchased, that of mineral rights. Therefore, there is no purchase price allocation needed.

The 2.5% royalty fee is simply a contingency based on commercial production. If and when that happens, the Company will address the accounting treatment.

The $25,000 is an advance on future royalties.

Note 5. Loans Payable, Page F-9
30.

It appears that the $15,000 received is a demand note and whereby payment maybe requested at any time. Please disclose who loaned you $15,000 in February 2005 and reclassify these amounts to current liabilities as of each period presented, or explain to us why it is not appropriate to do so. As appropriate, please amend your registration statement in response to these comments.

Ans:

The Company's accountants advised that the demand note is in current liabilities. The lenders are William Brownrigg, Glen Carriere, Milan Lubovac and Nebal Nosh, and they each were not a related party at the time.

We trust you find the foregoing to be in order. Please address any staff comments to this office.

Feel free to call if you have any questions, at (604) 669-5244.

Yours truly,
FRASER and COMPANY LLP

Per: /s/ David W. Smalley

David W. Smalley

DWS/ss
Encls.
cc: James H. Disher